UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

409321106

(CUSIP Number)

Anchorage Capital Group, L.L.C.

610 Broadway

6th Floor

New York, NY 10012

Tel:  212-432-4600

Attention:  David Young

Copy to:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

Tel:  (212) 530-5000

Attention:  David Zeltner, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 409321106		13D/A

1.	Names of Reporting Persons ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds AF(1) (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,398,582

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,398,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,398,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%(2)

14.	Type of Reporting Person OO, HC

(1)   Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)   The calculation of the percentage of outstanding shares is based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

CUSIP No. 409321106		13D/A

1.	Names of Reporting Persons ANCHORAGE CAPITAL GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds AF(1) (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,398,582

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,398,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,398,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%(2)

14.	Type of Reporting Person OO, IA

(1)   Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)   The calculation of the percentage of outstanding shares is based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

CUSIP No. 409321106		13D/A

1.	Names of Reporting Persons ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds AF(1) (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,398,582

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,398,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,398,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%(2)

14.	Type of Reporting Person OO

(1)   Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)   The calculation of the percentage of outstanding shares is based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

CUSIP No. 409321106		13D/A

1.	Names of Reporting Persons ACMO-HR, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds AF(1) (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,398,582

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,398,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,398,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%(2)

14.	Type of Reporting Person PN

(1)   Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)   The calculation of the percentage of outstanding shares is based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

CUSIP No. 409321106		13D/A

1.	Names of Reporting Persons KEVIN M. ULRICH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Sources of Funds AF(1) (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 42,398,582

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 42,398,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,398,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Ordinary Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 24.8%(2)

14.	Type of Reporting Person IN, HC

(1)   Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)   The calculation of the percentage of outstanding shares is based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

SCHEDULE 13D/A

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”), the Schedule 13D/A filed by the Reporting Persons with the SEC on December 28, 2010 (“Amendment No. 1”), the Schedule 13D/A filed by the Reporting Persons with the SEC on May 24, 2012 (“Amendment No. 2”), the Schedule 13D/A filed by the Reporting Persons with the SEC on June 29, 2012 (“Amendment No. 3”) and the Schedule 13D/A filed by the Reporting Persons with the SEC on September 27, 2012 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Shares”), of Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).  HRB’s principal executive offices are located at 641 Lynnhaven Parkway, Virginia Beach, VA 23452.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 10, 2016, HRB entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Xenith Bankshares, Inc., a Virginia corporation (“Xenith”).  The Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Xenith will merge with and into HRB, with HRB as the surviving corporation in the merger.  Under the Merger Agreement, each issued and outstanding share of common stock of Xenith shall be converted into 4.4 shares of Common Stock.  Following the consummation of the transactions contemplated by the Merger Agreement, ACMO will own approximately 18.4% of the outstanding Common Stock of HRB.

On February 10, 2016, ACMO, in its capacity as a shareholder of HRB, entered into a voting agreement (the “ACMO Voting Agreement”) with respect to, among other things, the voting of ACMO’s shares of Common Stock in favor of the approval of the terms of the Merger Agreement and the transactions contemplated thereby.

Item 5.         Interests in Securities of HRB.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 42,398,582 Common Shares held of record by ACMO.  Each of the

Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.  The aggregate amount of Common Shares represents approximately 24.8% of the total outstanding Common Shares, based upon 170,954,480 Common Shares currently outstanding as of October 30, 2015, as disclosed by HRB in its Form 10-Q that was filed with the SEC on November 5, 2015.

Anchorage Offshore is the sole member of ACMO.  Management is the sole managing member of Capital Group and Capital Group is the investment manager of Anchorage Offshore.  Because of their respective relationships with ACMO and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to 42,398,582 Common Shares.  No Reporting Person may be deemed to have sole voting and disposition power with respect to any Common Shares.

(e)

Not applicable.

Item 6.         Contracts, Arrangements or Understandings with Respect to Securities of HRB.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the ACMO Voting Agreement, ACMO has agreed, among other things: (i) to vote or exercise its right to consent with respect to all of its shares of Common Stock in favor of the approval of the terms of the Merger Agreement and all agreements and actions related thereto, and (ii) not to vote in favor of, or consent to, and to vote against and not consent to, the approval of any (a) HRB Acquisition Proposal (as that term is used therein), (b) corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Merger Agreement or (c) any other matter relating to, or in connection with, any of the foregoing matters.  In connection with the foregoing, ACMO granted a revocable proxy appointing Xenith as its attorney-in-fact and proxy, with full power of substitution, for and in ACMO’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the respective ACMO Voting Agreement as Xenith or its proxy or substitute shall, in Xenith’s sole discretion, deem proper.

In addition, ACMO shall not, without the prior written consent of Xenith, directly or indirectly: (i) grant any proxies or enter into any voting trust or other arrangement with respect to the voting of any of its shares of Common Stock relating to the matters set forth in the ACMO Voting Agreement (other than a proxy granted to any directors or officers of HRB), (ii) revoke the proxy granted pursuant to the ACMO Voting Agreement, except upon termination of the ACMO Voting Agreement or (iii) transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer, encumbrance or other disposition of, any shares of Common Stock, prior to the termination of the ACMO Voting Agreement.

ACMO agreed, in its capacity as a shareholder of HRB, that it will not, and will instruct and use reasonable best efforts to cause its representatives and partners not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to a HRB Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any HRB Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any HRB Acquisition Proposal or (iv) unless the ACMO Voting Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with the Merger Agreement) relating to any HRB Acquisition Proposal, in each case, except to the extent that HRB is permitted to take such action pursuant to the Merger Agreement.  ACMO agreed to promptly (within 24 hours) advise Xenith following receipt of any HRB Acquisition Proposal or any inquiry which could reasonably be expected to lead to a HRB Acquisition Proposal, and the substance thereof (including the material terms and conditions of the HRB Acquisition Proposal), and keep Xenith apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or HRB Acquisition Proposal, in each case to the extent HRB has not previously notified Xenith.

The ACMO Voting Agreement will terminate upon the earliest to occur of: (a) the effective time of the reorganization, (b) termination of the Merger Agreement in accordance with its terms or (c) if the HRB Board of Directors has delivered to its shareholders a recommendation change in accordance with the Merger Agreement.  Upon any such termination, all rights or obligations of the parties under the ACMO Voting Agreement shall immediately terminate.

The foregoing references to and description of the ACMO Voting Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the ACMO Voting Agreement, which is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6                                               Amended and Restated Joint Filing Agreement, dated February 26, 2016, by and among Anchorage Advisors Management, L.L.C., Anchorage Capital Group, L.L.C, Anchorage Capital Master Offshore, Ltd., ACMO-HR, L.L.C.

Exhibit 7                                               Voting Agreement, dated February 10, 2016, by and between Xenith Bankshares, Inc. and ACMO-HR, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2016

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Director

ACMO-HR, L.L.C.

By:	Anchorage Capital Master Offshore, Ltd., its sole member

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 6

Amended and Restated Joint Filing Agreement, dated February 26, 2016, by and among Anchorage Advisors Management, L.L.C., Anchorage Capital Group, L.L.C, Anchorage Capital Master Offshore, Ltd., ACMO-HR, L.L.C.

Exhibit 7	Voting Agreement, dated February 10, 2016, by and between Xenith Bankshares, Inc. and ACMO-HR, L.L.C.